2850 Frontier Drive | Warsaw, IN 46582 Ph: 574.268.6379 | Fax: 574.268.6302 www.orthopediatrics.com June 2, 2025 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance Office of Industrial Applications and Services Attention: Ms. Christie Wong and Ms. Li Xiao Re: OrthoPediatrics Corp. Form 10-K for the Fiscal Year Ended December 31, 2024 Filed March 5, 2025 File No. 001-38242 Ladies and Gentlemen: OrthoPediatrics Corp., a Delaware corporation (the “Company”), is submitting this letter in response to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 20, 2025 (the “Comment Letter”) with respect to the Company’s Form 10-K filed with the Commission on March 5, 2025. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response. Form 10-K for the Fiscal Year Ended December 31, 2024 Critical Accounting Policies and Significant Judgements and Estimates Inventory Valuation, page 84 1. We note that inventories constitute your largest asset and that the December 31, 2024 inventory balance is more than twice the amount of your annual cost of revenue in 2024. Please address the following comments related to your inventories in future filings: • Disclose the amounts of inventory that you determined to be excess and obsolete, if significant; • Discuss whether a (presumably) significant amount of consigned inventory would impact your inventory valuation; and if so, consider disclosing the total amount of your consigned inventory held at your sales agencies, distributors or other customers; • Explain your basis and considerations for classifying all inventories as current assets. See Item 303(b)(3) of Regulation S-K. We acknowledge the Staff’s comments and will consider enhanced disclosures regarding inventories in future filings. Our global inventory, which primarily consists of implants and instruments held in our warehouses, with third-party independent sales agencies or distributors, or consigned directly with hospitals, are considered finished goods and are purchased from third parties. Each of our implant systems are

2850 Frontier Drive | Warsaw, IN 46582 Ph: 574.268.6379 | Fax: 574.268.6302 www.orthopediatrics.com designed to include implantable products that come in different sizes and shapes to accommodate the surgeon’s needs. In addition, we continue to introduce new products and acquire new companies or technologies increasing our on-hand inventory. The majority of this inventory is non-sterile, metallic implants and instruments that do not have an expiration date or shelf life. We continuously monitor our global inventory for excess or obsolete items in relation to estimated forecasted product demand and product life cycles. As of December 31, 2024, excess and obsolete inventory was $9.6M, less than 8% of gross inventory. We will disclose this balance in future filings, if significant. As of December 31, 2024, inventory held on consignment at sales agencies, distributors, or other customers is $95.4M, 75% of gross inventory. We will disclose this balance in future filings. We classify our implant and bracing inventory as a current asset because it is expected to be sold, consumed, or converted into cash within a year or within the normal operating cycle of the business. Each inventory set contains multiple sizes of implants. The usage of the majority of the surgical implants falls within a normal standard deviation, however to meet patient needs, the surgeon requires access to all implant sizes within each set because they may not know what implant sizes are needed until in surgery. The need to stock sufficient amounts of inventory in various sizes results in higher inventory levels which can and does lead to longer inventory turns. Before inventory sets are consigned and used in surgery, the Company acquires the necessary set components which are initially recorded as inventory. When all implants are received and the entire set is complete, the set is deployed into the distribution channel as consigned inventory for surgical use in new or existing children’s hospitals within a distributor’s geographical territory. Since all implants are necessary before a set can be placed on consignment, there is additional lead time required between product procurement, receipt, and deployment into the channel, which typically takes several months. In addition, the Company’s surgical implant business has historically experienced growth in excess of 20% annually which has also contributed to increased inventory levels to meet current and future customer demand. Goodwill and Other Intangible Assets, page 84 2. We note you identified a triggering event related to ApiFix trademark valuation resulting in impairment charges, and also reported reduction of the ApiFix portfolio inventory as part of the restructuring charges. Explain how you have considered ApiFix’s lower than expected forecasted revenue and the inventory write down related to restructuring in your goodwill impairment analysis. In that regard, we note that the ApiFix acquisition appeared to have generated significant amount of goodwill, and that you only performed qualitative assessment of your goodwill for your two reporting units in 2024. The impairment of the ApiFix tradename and the reduction of the ApiFix inventory due to restructuring were two separate events. As part of the annual impairment test for indefinite-lived intangible assets performed annually during the fourth quarter, due to lower than expected revenue of the ApiFix product line, the ApiFix trademark was deemed partially impaired during the year ended December 31, 2024. The ApiFix product has experienced challenges in the market resulting in slower than anticipated surgeon adoption. In addition, as part of a larger cost reduction effort, the Company initiated a global restructuring of its operations in the fourth quarter of 2024 which included a reduction of the footprint and staffing of the ApiFix entity in Israel and further integration of the ApiFix product into the broader scoliosis portfolio.

2850 Frontier Drive | Warsaw, IN 46582 Ph: 574.268.6379 | Fax: 574.268.6302 www.orthopediatrics.com Due to a shift in the current ApiFix target customer by redefining the target customer to focus on patients with a smaller specific range of spine curvature, sales forecasts were reduced impacting the amount of on-hand inventory needed (as some of it was now considered excess) and the impairment. The Company is still committed to the ApiFix product and continues to market and sell ApiFix globally, just with a reduced population of potential customers. The Company completed its annual goodwill assessment in the fourth quarter and deemed that it was more likely than not that the implied value of the Company’s goodwill of each of our two reporting units was greater than the carrying amount of goodwill and it was not necessary to perform a quantitative impairment test. The goodwill associated with the historical ApiFix acquisition was subsumed within and integrated into the much broader surgical implant reporting unit, which includes all of our other surgical implant product offerings, which have been growing at a rate of approximately 20% per year for many years. ApiFix sales were approximately $4.0 million compared to our total implant sales of $160.2 million for the year ended December 31, 2024. The partial impairment of the ApiFix tradename, and the subsequent write down of ApiFix inventory, was not considered to meet any of the factors outlined in ASC 350-20-35-3C such that the fair value of the surgical implant reporting unit was not more likely than not less than its carrying value. 3. In future filings, where applicable, please consider providing the following disclosures for each reporting unit that is at risk of failing the quantitative impairment test as defined in ASC 350: • The percentage by which fair value exceeded carrying value at the date of the most recent test; • The amount of goodwill allocated to the reporting unit; • A description of key assumptions used and how they were determined; • A discussion of the degree of uncertainty associated with key assumptions and a sensitivity analysis of the impact of changes in key assumption; and • A description of potential events and/or change in circumstances that could reasonably be expected to negatively affect key assumptions. We acknowledge the Staff comments and will consider enhanced disclosures for each reporting unit that is at risk of failing the quantitative impairment test as defined in ASC 350 in future filings, where applicable. As of December 31, 2024, the fair value of both reporting units substantially exceeded their carrying values. * * * * * Please do not hesitate to contact me by telephone at (574) 267-0877 with any questions or comments regarding this correspondence. Sincerely, Fred Hite Chief Operating Officer and Chief Financial Officer